UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-32529

Gentium S.p.A.

(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information is being furnished pursuant to General Instruction B to the General Instructions of the Form 6-K.

Below are the results of the annual ordinary meeting of shareholders (the “Ordinary Shareholders’ Meeting”) of Gentium S.p.A. (the “Company”) held on February 24, 2014 at 10:00 a.m. (Italian time).

At the Ordinary Shareholders’ Meeting, all of the resolutions were approved. The voting results of the Ordinary Shareholders’ Meeting were as follows:

Resolution	For	Against	Abstain	Total
1. Ratify any and all activities performed by the directors and statutory auditors in connection with their respective office from the date of appointment until the date of this Ordinary Shareholders’ Meeting, except for cases of willful misconduct or gross negligence, (ii) approve and ratify acts and activities carried out by any of the directors in connection with the Tender Offer Agreement entered into between the Company, Jazz Pharmaceuticals Public Limited Company and its wholly owned subsidiary Jazz Pharmaceuticals Italy S.p.A. (formerly known as Jazz Pharmaceuticals Italy S.r.l.) on December 19, 2013, (iii) authorize the Company to undertake any contractual obligations to hold harmless and indemnify each of the directors and statutory auditors against any costs, damages and reasonable expenses that they could suffer as a result of any action, suit or proceeding that could be brought against such directors and/or statutory auditors by reasons of their respective office, except for cases of willful misconduct or gross negligence, and (iv) fully and finally release all the directors and statutory auditors, by waiving the Company’s right to bring any action, suit or proceeding against the directors and statutory auditors by reasons of their respective office, except for the cases of willful misconduct or gross negligence.	17,219,539	39,276	122	17,258,937

2. Set the number of the members of the Board of Directors at five (5) and appoint the following individuals to serve as members of the Board of Directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s 2015 Annual Ordinary Shareholders’ Meeting:

a. Fintan Keegan		16,779,422	475,941	3,574	17,258,937
b. Suzanne Sawochka Hooper		16,779,422	475,991	3,574	17,258,937
c. Iain McGill		16,779,422	475,991	3,574	17,258,937
d. Joyce Victoria Bigio		17,246,714	8,699	3,524	17,258,937
e. Elmar Schnee		17,246,764	8,649	3,524	17,258,937

3. Appoint the following individuals to serve as effective and alternate members of the Board of Statutory Auditors of the Company until the date of the Company’s Ordinary Shareholders’ Meeting that shall be called to approve the financial statements of the Company for the year ending December 31, 2016 and approve (i) an annual compensation equal to Euro 70,000.00 for the entire Board of Statutory Auditors and (ii) the reimbursement of all reasonable costs and expenses incurred by the statutory auditors for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company and to any advisers that the board of statutory auditors needs to appoint for the fulfillment of its duties:

Name	Position
Mia Pasini	Chairman	17,248,507	6,673	3,757	17,258,937
Luca La Pietra	Effective Member	17,248,278	6,673	3,986	17,258,937
Maurizio Pavia	Effective Member	17,248,278	6,673	3,986	17,258,937
Alberto Demarchi	Alternate Member	17,248,507	6,673	3,757	17,258,937
Giovanni Lurani Cernuschi	Alternate Member	17,248,278	6,673	955	17,258,937

Below are the results of the extraordinary meeting of shareholders (the “Extraordinary Shareholders’ Meeting”) of the Company held on held on February 28, 2014 at 4:00 p.m. (Italian time).

At the Extraordinary Shareholders’ Meeting, all of the resolutions were approved. The voting results of the Extraordinary Shareholders’ Meeting were as follows:

Resolution	For	Against	Abstain	Total
• Approve: (i) the delisting of the American Depositary Shares of the Company traded on the Nasdaq Global Market (the “Delisting”); and (ii) the deregistration, under the United States Securities Exchange Act, of the ordinary shares of the Company and the American Depositary Shares of the Company (the “Deregistration”).	17,728,965	5,657	6,567	17,741,189

•  Confirm the granting to the Chairperson of the Board of Directors of the Company by the Board of Directors of the Company of all of the necessary and/or appropriate powers to complete and give effect to the Delisting and the Deregistration, including, but not limited to, the powers to sign, complete and deliver any deed, agreement, document, notice instrument or communication necessary or appropriate in his opinion to be negotiated, delivered, completed, executed or issued by the Company for the purpose of completion of the Delisting and the Deregistration, as well as to request and execute all of the registrations and to perform all of the necessary regulatory and other filings, and, in general, to carry out any other actions that he may deem as necessary or appropriate to complete the Delisting and the Deregistration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name: Salvatore Calabrese
Title: Chief Financial Officer and Chief Operating Officer

Dated: February 28, 2014